Exhibit 5.1

Consent of Independent Auditor

The Board of Directors of VersaBank

We, KPMG LLP, consent to the use of our report dated November 24, 2020, on the consolidated financial statements of VersaBank, which comprise the consolidated balance sheets as at October 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two year period ended October 31, 2020 and the related notes, which are incorporated by reference in this Registration Statement on Form F-10/A, Amendment No. 1 of VersaBank.

We also consent to the reference to our firm as experts under the heading “Auditors, Registrar and Transfer Agent” in this Registration Statement on Form F-10/A, Amendment No. 1.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

September 21, 2021

London, Canada